SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                         |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                         No |X|

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

TITLE OF THE RELEASE

Prana Biotechnology to Present at Rodman & Renshaw 6th Annual Healthcare Conference

COPY RELEASE

Melbourne, Australia –October 20, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that Jonas Alšënas DVM, chief executive officer, will present at the Rodman & Renshaw 6th Annual Healthcare Conference at The Waldorf-Astoria Hotel in New York City on Tuesday, October 26, 2004, at 3:30 PM ET.

Dr. Alšënas’ presentation will include both a company presentation and a moderated discussion between management and institutional investors. A live web cast and replay of the presentation will be available on the Prana Biotechnology web site: www.pranabio.com.

To arrange a one-on-one meeting with Dr. Alšënas during the conference, please contact Rachel Levine at The Anne McBride Company, tel. 212-983-1702, ext 207, or rlevine@annemcbride.com.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations

Rachel Levine	Ivette Almeida
T: 212-983-1702 ext. 207	T: 212-983-1702 ext. 209
E: rlevine@annemcbride.com	E: ivette.almeida@annemcbride.com

Item 1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: October 20, 2004